Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/10/2018	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) Fax: 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLCCA Sec. 18-201

SEC Mail Processing Section AUG 13 2018 Washington DC 410

18002793

RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/10/2018 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Bruce Goodhue, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ______________ State of ______________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX[SM]
OPTIONS

August 10, 2018

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 29 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 29 to Form 1 (the "Amendment"). The Amendment includes an updated execution page, and amendments to Exhibits D-1 and D-2, which were not yet available at the time the annual update was filed.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 29.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Bruce G. Goodhue

Bruce Goodhue
Chief Regulatory Officer

cc: Glen R. Openshaw, Esq.

Enclosures

BOX OPTIONS

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 29
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 29. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX OPTIONS

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended as set forth below. The Exhibit D is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

2017 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC.
2. Exhibit D-2, BOX Market LLC.

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC
STATEMENT OF INCOME AND EXPENSE
FOR THE PERIOD ENDED DECEMBER 31, 2017
UNAUDITED

CURRENT MONTH VS. PRIOR MONTH					FISCAL YEAR-TO-DATE VS. BUDGET			
THE MONTH ENDED		BETTER / (WORSE)					BETTER / (WORSE)	
12/31/17	11/30/17	$	%	REVENUES	ACTUAL	BUDGET	$	%
$ 669,743	$ 812,033	$ (142,290)	*(17.5%)*	TRANSACTION FEES	$ 11,641,139	$ -	$ -	*0.0%*
96,096	137,530	(41,434)	*(30.1%)*	OPRA REVENUE	2,321,537	-	-	*0.0%*
81,000	82,500	(1,500)	*(1.8%)*	ADMINISTRATIVE SUPPORT FEES	1,011,500	-	-	*0.0%*
21,000	21,750	(750)	*(3.4%)*	COMMUNICATION FEES	273,000	-	-	*0.0%*
(535,537)	-	(535,537)	*0.0%*	REBATES-VPR	(535,537)	-	-	*0.0%*
11,700	11,700	-	*0.0%*	TRADING FLOOR SUPPORT FEES	47,500	-	-	*0.0%*
18,333	18,333	-	*0.0%*	INTEREST & OTHER INCOME	220,000	-	-	*0.0%*
$ 362,335	$ 1,083,846	$ (721,511)	*(66.6%)*	TOTAL REVENUES	$ 14,979,139	$ -	$ -	*0.0%*
				EXPENSES				
$ 78,076	$ 714,550	$ 636,474	*89.1%*	PROFESSIONAL SERVICES	$ 6,995,878	$ -	$ -	*0.0%*
369,422	269,781	(99,641)	*(36.9%)*	PERSONNEL	3,356,168	-	-	*0.0%*
245,056	209,283	(35,773)	*(17.1%)*	AMORTIZATION/DEPRECIATION	3,176,378	-	-	*0.0%*
(2,713)	62,769	65,482	*104.3%*	DATA PROCESSING & COMMUNICATION	718,514	-	-	*0.0%*
37,226	38,030	804	*2.1%*	RENT & REPAIRS OF FACILITIES	433,910	-	-	*0.0%*
20,641	18,943	(1,698)	*(9.0%)*	OFFICE RELATED	261,622	-	-	*0.0%*
22,861	28,455	5,594	*19.7%*	MISCELLANEOUS EXPENSES	239,207	-	-	*0.0%*
$ 770,569	$ 1,341,811	$ 571,242	*42.6%*	TOTAL EXPENSES	$ 15,181,676	$ -	$ -	*0.0%*
$ (408,234)	**$ (257,965)**	**$ (150,269)**	***(58.3%)***	**NET PROFIT/(LOSS)**	**$ (202,537)**	**$ -**	**$ -**	***0.0%***
				EBITDA ADD-BACKS				
$ 245,056	$ 209,283	$ (35,773)	*(17.1%)*	AMORTIZATION/DEPRECIATION	$ 3,176,378	$ -	$ -	*0.0%*
$ (163,178)	**$ (48,682)**	**$ (186,042)**	***(382.2%)***	**EBITDA, AS REPORTED**	**$ 2,973,841**	**$ -**	**$ -**	***0.0%***

BOX HOLDINGS GROUP LLC
STATEMENT OF INCOME AND EXPENSE
FOR THE PERIOD ENDED DECEMBER 31, 2017
UNAUDITED

CURRENT MONTH VS. PRIOR MONTH					FISCAL YEAR-TO-DATE VS. BUDGET			
THE MONTH ENDED		BETTER / (WORSE)					BETTER / (WORSE)	
12/31/17	11/30/17	$	%	PROFESSIONAL SERVICES:	ACTUAL	BUDGET	$	%
$ 120,819	$ 412,890	$ 292,071	*70.7%*	MX TOSA EXPENSE	$ 4,766,703	$ -	$ -	*0.0%*
(92,452)	212,466	304,918	*143.5%*	EXTERNAL IT SERVICES	2,226,007	-	-	*0.0%*
16,727	49,681	32,955	*66.3%*	CONSULTING	504,084	-	-	*0.0%*
28,252	32,407	4,154	*12.8%*	LEGAL	487,760	-	-	*0.0%*
(2,353)	23	2,376	*10357.5%*	INTERMARKET LINKAGE EXPENSES	37,419	-	-	*0.0%*
7,083	7,083	-	*0.0%*	AUDIT & TAX SERVICES	152,549	-	-	*0.0%*
-	-	-	*0.0%*	REGULATORY EXPENSE	(1,178,644)	-	-	*0.0%*
$ 78,076	$ 714,550	$ 636,474	*89.1%*	TOTAL PROF. SVCS. EXPENSE	$ 6,995,878	$ -	$ -	*0.0%*
				PERSONNEL EXPENSES:				
$ 194,276	$ 181,480	$ 12,796	*7.1%*	SALARIES AND WAGES	$ 2,264,035	$ -	$ -	*0.0%*
103,050	56,250	46,800	*83.2%*	BONUS - CASH	596,800	-	-	*0.0%*
3,949	3,949	-	*0.0%*	BONUS - EXECUTIVE RIGHTS PLANS	75,444	-	-	*0.0%*
56,776	23,680	33,096	*139.8%*	BENEFITS	350,161	-	-	*0.0%*
11,370	4,421	6,949	*157.2%*	OTHER PERSONNEL EXPENSES	69,729	-	-	*0.0%*
$ 369,422	$ 269,781	$ 99,641	*36.9%*	TOTAL PERSONNEL EXPENSE	$ 3,356,168	$ -	$ -	*0.0%*
				MISCELLANEOUS EXPENSES:				
$ 5,309	$ 14,920	$ 9,612	*64.4%*	TRAVEL & ENTERTAINMENT	$ 108,529	$ -	$ -	*0.0%*
8,498	9,960	1,463	*14.7%*	ADVERTISING & PROMOTION	69,509	-	-	*0.0%*
9,055	3,575	(5,480)	*(153.3%)*	OTHER MISC. EXPENSES	61,169	-	-	*0.0%*
$ 22,861	$ 28,455	$ 5,594	*19.7%*	TOTAL OTHER EXPENSE	$ 239,207	$ -	$ -	*0.0%*

BOX HOLDINGS GROUP LLC
BALANCE SHEET
AS OF DECEMBER 31, 2017
UNAUDITED

ASSETS		
Current Assets:		
Cash and cash equivalents	$	13,414,895
Accounts receivable		4,761,226
Deposits and prepaids		213,234
Note Receivable - Short Term		1,000,000
Total Current Assets	$	19,389,356
Fixed Assets:		
Software in Development	$	44,597,246
Computer Equipment		17,938,239
Leasehold Improvements		1,351,844
Total Fixed Assets	$	63,887,329
Accumulated Depreciation:		
BOX Software Accumulated Depreciation	$	(40,131,534)
BOX Hardware Accumulated Depreciation		(16,815,158)
Leasehold Accumulated Depreciation		(1,294,484)
Total Accumulated Depreciation	$	(58,241,176)
Total Fixed Assets (Net)	$	5,646,153
TOTAL ASSETS	**$**	**25,035,509**

LIABILITIES		
Current Liabilities:		
Accounts payable	$	935,705
Accrued expenses		891,631
Deferred rent - short term		-
Appreciation Right Plan - short term		(987)
Total Current Liabilities	$	1,826,349
Long Term Liabilities:		
Deferred rent - long term	$	184,641
Appreciation Right Plan - long term		-
Total Long Term Liabilities	$	184,641
TOTAL LIABILITIES	**$**	**2,010,991**
MEMBERS' EQUITY		
Members' contributions	$	24,425,171
Contributed surplus		4,364,537
Accumulated dividend distributions		(54,651,347)
Retained earnings		48,886,157
TOTAL MEMBERS' EQUITY	**$**	**23,024,518**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**25,035,509**

BOX OPTIONS

Exhibit D-2 – BOX Market LLC

BOX Market LLC

Financial Statements
Year Ended December 31, 2017

BOX Market LLC

Financial Statements
Year Ended December 31, 2017

BOX Market LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors
BOX Market LLC
Boston, MA

We have audited the accompanying financial statements of BOX Market LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of loss and comprehensive loss, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Market LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

July 10, 2018

Financial Statements (in thousands of U.S. dollars)

BOX Market LLC

Balance Sheet

(in thousands of U.S. dollars)

December 31, 2017		
Assets		
Current Assets:		
Cash	$	13,372
Accounts receivable, net of allowance of nil		4,762
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2018		1,000
Other current assets		213
Total Current Assets		19,347
Fixed Assets (net of accumulated depreciation) (note 3)		5,646
Total Assets	$	24,993
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	1,274
Payable to related parties (note 6)		553
Current portion of deferred rent		59
Total Current Liabilities		1,886
Long-term Liabilities:		
Deferred rent		126
Total Liabilities		2,012
Member's Equity:		
Member's contributions		27,563
Contributed surplus		4,364
Accumulated dividend distributions		(57,835)
Accumulated earnings		48,889
Total Member's Equity		22,981
Commitments and Contracts		
Subsequent Events		
Total Liabilities and Member's Equity	$	24,993

See accompanying notes to financial statements.

BOX Market LLC

Statement of Loss and Comprehensive Loss

(in thousands of U.S. dollars)

Year ended December 31, 2017		
Revenues:		
Transaction fees	$	11,641
Amount recognized for volume performance rights plan (note 9)		(535)
Non-Transaction fees		1,332
Options Price Reporting Authority (OPRA) income		2,322
Miscellaneous income		190
Total Revenues		14,950
Expenses:		
Professional services:		
Technical and operational (note 6)		4,767
Financial and administrative (note 6)		640
Consulting (note 6)		504
Other		1,085
Employee costs		3,356
Amortization and depreciation (note 3)		3,176
Communications and data processing		719
Rent of facilities (note 5)		434
Office-related		262
Other		238
Total Expenses		15,181
Operating Loss		(231)
Interest Income		31
Net Loss and Comprehensive Loss	$	(200)

See accompanying notes to financial statements.

BOX Market LLC

Statement of Member's Equity

(in thousands of U.S. dollars)

	Member's Contributions	Contributed Surplus	Accumulated Dividend Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2016	$ 27,563	$ 3,829	$ (56,892)	$ 49,089	$ 23,589
Net loss and comprehensive loss	-	-	-	(200)	(200)
Share-based payment transactions (note 9)	-	535	-	-	535
Dividend distributions	-	-	(943)	-	(943)
Balance, December 31, 2017	$ 27,563	$ 4,364	$ (57,835)	$ 48,889	$ 22,981

See accompanying notes to financial statements.

BOX Market LLC

Statement of Cash Flows

(in thousands of U.S. dollars)

Year ended December 31, 2017		
Cash Provided by Operating Activities:		
Net loss and comprehensive loss	$	(200)
Adjustments to reconcile net loss and comprehensive loss to net cash provided by operating activities:		
Amortization and depreciation		3,176
Share-based payment transactions (note 9)		535
Increase in accounts receivable		(1,287)
Decrease in other current assets		59
Increase in accounts payable and accrued expenses		35
Decrease in payable to related parties		(98)
Increase in deferred rent		36
Net Cash Provided by Operating Activities		2,256
Cash Used in Investing Activities:		
Purchase of computer equipment and software		(2,695)
Cash Used in Financing Activities:		
Dividend distributions		(943)
Net Decrease in Cash		(1,382)
Cash, beginning of year		14,754
Cash, end of year	$	13,372

Supplemental Cash Flow Information:

The Company acquired $102 of computer equipment and software, which was unpaid as at December 31, 2017.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. BOX Market includes an electronic trading system as well as a physical trading floor that provides our customers an efficient and transparent options marketplace and an opportunity for price improvement on marketable orders. BOX Market is regulated by BOX Options Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC. ("BOX Holdings"). Substantial equity members in BOX Holdings include Bourse de Montréal Inc. ("Bourse") and affiliates of Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., and Citadel Derivatives Group, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of computer equipment and software. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Leasehold Improvements and Software

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The straight-line method and estimated lives for the following assets are as follows:

Assets	Period
Hardware and equipment	3 years
Trading-related software	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition

BOX Market generates its revenues by providing services to domestic customers in the financial markets, including BOX Holdings' equity members. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

Transaction fees are comprised of fees charged to Broker Dealers, Market Makers, Public Customers and Professional Customers.

OPRA revenue consists of income received for consolidated options information provided by BOX Market and other participating exchanges which is then sold to outside news services and customers. BOX Market's revenue from OPRA is received quarterly based on its pro-rata share of industry trade (not contract) volume.

Revenues related to transactions executed on BOX Market are recognized as earned.

Additionally, BOX recognizes certain non-transaction related fees as described in the fee schedule.

(in thousands of U.S. dollars, except Note 9)

Share-Based Payment Transactions

The Company accounts for its appreciation rights plans using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value and recognized, on a tranche basis, over the vesting period in employee costs, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability are recognized in profit or loss.

Share-based payment transactions include the VPR program initiated by BOX Holdings for the benefit of VPR program subscribers, who are also customers of the Company. The Company is under no obligation to settle these arrangements and, therefore, accounts for them as equity settled share-based payment transactions (contributions from BOX Holdings), which are considered sales incentives and as such are measured at fair value each period until the customer's performance obligation is complete. This sales incentive is recognized over the vesting period as a reduction of revenue.

3. Computer Equipment, Leasehold Improvements and Software

Computer equipment, leasehold improvements and software as at December 31, 2017 consisted of:

2017		
Computer equipment	$	17,938
Computer software		44,597
Leasehold improvements		1,352
Accumulated amortization and depreciation		(58,241)
	$	5,646

For the year ended December 31, 2017, BOX Market capitalized software development, hardware and leasehold improvement costs of $2,695 ($1,507 acquired from Bourse). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties (Bourse and BOX Market) as per the Technical and Operational Services Agreement (Note 5).

Aggregate amortization and depreciation expense was $3,176 in 2017.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings, and treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. BOX is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

(in thousands of U.S. dollars, except Note 9)

5. Commitments and Contracts

Commitments

In November 2016, BOX Market entered into a three-year operating sublet lease agreement for additional space to accommodate the Trading Floor that BOX Market opened in 2017. BOX Market was offered an inducement as part of the agreement, which is being amortized over the minimum lease term using the straight-line method.

In May 2011, BOX Market relocated to a new location in Chicago and entered into a new ten-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method.

In September 2010, BOX Market relocated to a new location in Boston and entered into a five year sublet lease agreement. In September 2014, BOX Market renewed this lease agreement through December 31, 2019.

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2017 are as follows:

Years ending December 31,		
2018	$	567
2019		582
2020		167
2021		155
2022 and thereafter		-
	$	1,471

Contracts

BOX Market has entered into agreements with related parties Bourse and BOX Options Exchange LLC to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

(i) A Technical and Operational Services Agreement ("TOSA") with Bourse to provide BOX Market with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2018.

(ii) A Facility Agreement with BOX Options Exchange, LLC ("Exchange") to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market. Pursuant to this agreement, Exchange is entitled to all fines, fees and disgorgements received by the Company. Additionally, Exchange is entitled to collect all revenues generated by BOX Market's operations. The

(in thousands of U.S. dollars, except Note 9)

payments collected by Exchange may be used at Exchange's sole discretion, as is any cash distributed to BOX Market.

In the event Exchange, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse Exchange for all such costs and expenses upon request. Additionally, Exchange shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iii) An Administrative Services Agreement with BOX Options Exchange LLC to provide the Company with certain support services such as legal, communications and administrative support. The agreement will remain in force until BOX Options Exchange LLC is dissolved, or until it is terminated by mutual agreement.

6. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

Aragon Solutions is a consultant for BOX Market that also owns units of BOX Holdings LLC. This consultant received $21 for consulting services in 2017.

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 5, the Company recognized professional fees to related parties of approximately $6,377 in 2017. Amounts owed to Bourse as at December 31, 2017 was approximately $553 and is reflected as payable to related parties on the balance sheet.

In accordance with the terms of the Facility Agreement with BOX Options Exchange LLC, referred to in Note 5, the Company recognized professional fees to related parties of $187 in 2017. As of May 13, 2012, all transaction fees earned by the Company are billed and collected by BOX Options Exchange LLC and subsequently remitted to the Company. In accordance with the terms of the Facility Agreement, the Company recognized facility services expense of ($1,179) in 2017. This negative facility services expense represents a recovery by the Company of previous regulatory expenses paid to BOX Options Exchange LLC. Amounts receivable from BOX Options Exchange LLC as at December 31, 2017 of $4,762 are included in accounts receivable on the balance sheet. The note receivable from BOX Options Exchange LLC was renewed for one year and is due on December 31, 2018.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

7. Member's Equity

BOX Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding.

(in thousands of U.S. dollars, except Note 9)

8. Concentration of Credit Risk

Approximately 96% of the revenues generated by the Company for the year ended December 31, 2017 were generated by ten approved participants.

9. Share-Based Payment Transactions

Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights. The appreciation right entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the incremental difference, if any, obtained by subtracting the greater of (1) the enterprise value as of January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciate rights were fully vested.

The measurement of the appreciation rights issued under the Executive Rights Plan resulted in a compensation expense of nil for the year ended December 31, 2017.

The Executive Plan rights do not have a strike price and the fair value of these rights as of 12/31/2017 is nil.

In accordance with US GAAP, the fair value of BOX's appreciation rights was estimated at the end of the year using the income approach. The weighted average assumptions used in the calculation are provided in the following table as at December 31, 2017.

BOX Market uses the expected term up to the respective vesting date. Since the Company's member units are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury 3-year note rate. The fair value per member unit was calculated based on enterprise value as calculated using a discounted cash flow model.

Value Assumptions	2017
Expected dividend yield	0.0%
Expected volatility	19.94%
Expected term (years)	0.0
Risk-free interest rate	2.75%

(in thousands of U.S. dollars, except Note 9)

	Executive Plan	
	% Equivalent Ownership	Weighted Average Remaining Contractual Term
Balance at January 1, 2017	4.34%	1.0
Granted	-	-
Exercised	-	-
Cancelled/Expired	-	-
Balance at December 31, 2017	4.34%	-
Vested at December 31, 2017	2.89%	-

Volume Performance Rights

In January 2015, BOX Market's parent company, BOX Holdings LLC ("Holdings"), launched a program to incent subscribers to provide additional order flow to BOX Market. In exchange for providing this liquidity, subscribers receive volume performance rights ("VPRs"), each of which is equivalent to 8.5 Class C equity units of Holdings if the subscriber meets a certain minimum order flow volume commitment. Each Class C equity unit of Holdings entitles the Class C unit holder to an economic interest in the annual distributions from Holdings to its members. If a subscriber meets their minimum order flow volume commitment in the specified period, the VPRs held by the subscriber will vest over the term of the program. Once a subscriber has achieved their performance requirement and secures an initial allocation of 40 VPRs that attain an allocated and protected status, future VPRs will attain allocated and protected status in tranches (in increments of 20 VPRs) as the subscriber meets its volume-based performance requirement. If a subscriber fails to meet its minimum volume commitment, that subscriber's unprotected VPRs are available for reallocation to subscribers that exceeded their minimum volume commitments, if any. Reallocated VPRs may be subject to accelerated vesting over the remaining quarters of the original 5-year vesting period so that all Class C units associated with protected VPRs shall convert to Class A units of Holdings at the completion date in accordance with the terms of the Agreement. The expense associated with VPRs for the current period is based on the greater of the cumulative amount that would be recognized on a straight line basis or the amount that would be protected at the period end.

The measurement of the VPRs issued under the program resulted in a reduction of transaction fees in revenues of $535 for the year ended December 31, 2017. At December 31, 2017, there was $2,142 of total unrecognized reduction of transaction fees in revenue related to unvested VPRs granted under the Plan.

The fair value of VPRs was estimated using the fair value of Holdings per member unit, calculated based on the present value of future expected cash flows.

(in thousands of U.S. dollars, except Note 9)

VPR activity during the period was:

	Total VPRs	Vested and Protected VPRs	Weighted Average Remaining Contractual Term
Total VPRs outstanding at December 31, 2016	482	260	3
Additional protected VPRs	-	20	-
Cancelled	-	-	-
Total VPRs outstanding at December 31, 2017	482	280	2

10. Subsequent Events

In January 2018, the Company declared a distribution to its member of $775. In June 2018, the Company transferred approximately $1,200 to BOX Holdings LLC.

Subsequent events have been evaluated through July 10, 2018, being the date the financial statements were approved by the Board of Directors.

Chris Toomey

From: Chris Toomey
Sent: Friday, August 10, 2018 9:10 AM
To: Kristofer Lynn; Bruce Goodhue; BOXMRC
Cc: BOX MOC
Subject: RE: SONO

Hi MOC,

BOXR approves SONO to be added to our listings effective August 13th, 2018.

Thanks,

Chris Toomey
Junior Surveillance Analyst
BOX Options Exchange
Tel: 617.235.2317
BOX REGULATION

From: Kristofer Lynn [mailto:KLynn@boxoptions.com]
Sent: Thursday, August 09, 2018 2:29 PM
To: Bruce Goodhue; BOXMRC
Cc: BOX MOC
Subject: SONO

Hello,

Symbol SONO has been doing some good volume, so we'd like to bring it on for trading effective Monday, August 13th, 2018. The data for this symbol is below. Please let me know once the symbol and market makers have been approved.

Symbol	Description	Shares Outstanding	Float	ADV	CUSIP	Primary	Exchanges
SONO	Sonos, Inc.	98,384,619	82,037,379	10,480,000	83570H108	Nasdaq	APZEWKHIJMRTQX

Thank you,

Kristofer Lynn
Market Data Analyst
BOX Options Exchange
Phone: 617.235.2249
Toll Free: 866.768.8845
BOX OPTIONS

NOTICE OF CONFIDENTIALITY
This e-mail, including all materials contained in or attached to this e-mail, contains proprietary and confidential information solely for the internal use of the intended recipient. If you have received this email in error, please notify the sender immediately and ensure that the email is permanently deleted from your systems. Please do not print, copy, distribute or read its contents.